UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2013

Commission File Number 1-11854

Natuzzi S.p.A.

(Translation of registrant’s name into English)

Via Iattizzello 47

70029 Santeramo, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐             No  ☒

On July 1, 2013, Natuzzi S.p.A. (“Natuzzi”) issued a press release announcing the presentation to the Italian national and local unions of its business plan for the reorganization of the Natuzzi Group’s operations in Italy. A copy of this press release is attached hereto as Exhibit 99.1.

The information in this Form 6-K and the exhibit attached hereto shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Natuzzi S.p.A.

By:	/S/ PASQUALE NATUZZI
Name: Pasquale Natuzzi
Title: Chairman and Chief Executive Officer

Date: July 1, 2013

EXHIBIT INDEX

Exhibit 99.1:	Press release dated July 1, 2013.